Exhibit 12.1

Pennsylvania Real Estate Investment Trust

Statement of Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the nine months ended September 30, 2014	For the Year Ended December 31,
(dollars in thousands)		2013	2012	2011	2010	2009
Income (loss) from continuing operations before allocation to noncontrolling interest and income from investments in unconsolidated joint ventures	$(41,684)	$(30,227)	$(52,657)	$(74,511)	$(84,580)	$(51,545)
Plus fixed charges:
Interest expense (including amortization of finance charges)	61,792	98,731	122,118	127,148	136,412	124,929
Capitalized interest	494	874	1,549	2,087	2,584	5,613
Interest within rental expense	252	456	1,154	1,194	1,265	1,324

Total Fixed Charges	62,538	100,061	124,821	130,429	140,261	131,866
Preferred dividends	11,886	15,848	7,984	—	—	—

Total Fixed Charges and Preferred Dividends	74,424	115,909	132,805	130,429	140,261	131,866

Plus amortization of capitalized interest	1,677	2,291	2,169	1,956	1,787	1,528
Plus distributed income of investments in unconsolidated joint ventures	8,323	9,023	13,002	9,636	15,870	15,211
Less capitalized interest	(494)	(874)	(1,549)	(2,087)	(2,584)	(5,613)
Less preferred dividends	(11,886)	(15,848)	(7,984)	—	—	—

Total Earnings	30,360	80,274	85,786	65,423	70,754	91,447

Ratio of Earnings to Fixed Charges	0.49	0.80	0.69	0.50	0.50	0.69

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	0.41	0.69	0.65	0.50	0.50	0.69